UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 7 April, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 7 April, 2015

PRESS RELEASE

Amsterdam, 7 April, 2015

ING Vysya Bank completes merger with Kotak Mahindra Bank

The merger between ING Vysya Bank (Vysya) and Kotak Mahindra Bank (Kotak) has today been completed. The combined entity has a strengthened position as one of India's leading privately held banks, with a wider geographical spread and enhanced expertise across customer segments and product categories. ING will continue to service its Indian clients outside of India and will support its global clients operating in India through the larger combined platform. ING and Kotak have also established an active dialogue with respect to additional areas of cooperation across a broad range of products.

Vysya and Kotak announced their intention to merge their respective businesses on 20 November 2014. On 31 March 2015 the Reserve Bank of India has approved this transaction with effect from 1 April 2015.

ING was the largest shareholder in Vysya with a shareholding at the time of announcement of the merger of 42.7%. Under the terms of the transaction as announced on 20 November 2014, shareholders of Vysya will receive 0.725 shares in Kotak for each Vysya share. ING will hold a stake of 6.5 % in the combined company, which will operate under the Kotak brand. ING's holding in the combined company will be subject to a 1 year lock-up period from the closing of the transaction.

Based on Vysya's book value as per 31 December 2014, the gain on this transaction will be approximately EUR 450 million. The majority of this will be reflected in the net profit of the second quarter of 2015. The increase in net profit compared to the earlier announced EUR 150 million net profit is a result of the increase in the share price of Kotak since the date the transaction was announced, as well as positive currency impact.

As of 1 April, the legal entity ING Vysya Bank Ltd has ceased to exist. Vysya was established over 80 years ago, offering retail, private and wholesale banking products. In 1999 ING Bank's predecessor Bank Bruxelles Lambert acquired an equity stake in Vysya which ING increased in 2002 to around the level of the 42.7% shareholding which ING still held at the time of the announcement of the merger with Kotak. In 2002, ING also formed an Insurance joint-venture with Vysya, in which ING sold its interest in 2013.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING's restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING's ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

pdf version of press release: http://hugin.info/130668/R/1908957/680376.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 7 April, 2015